

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, WA 98102

Re: Immune Design Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 30, 2014
          File No. 333-196979

Dear Dr. Paya:

We have reviewed your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Infectious Diseases and Allergy Immunotherapy Programs, page 78

1. We note your response to our prior comment 4. Notwithstanding your request for confidential treatment covering the indications related to the two undisclosed vaccines, please provide your analysis in your next response letter advising us why identification of each of the specific disease indications you are pursuing in your collaborations with MedImmune is not material information that should be disclosed to investors.

Signatures

2. Please note that your registration statement must be signed by your principal financial officer in addition to your principal accounting officer and principal executive officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. Please see the instructions to the Signatures page of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Seo Salimi, Esq.
        Hogan Lovells US LLP